Exhibit 99.9

The following was an email sent by Jody Guffey, who is an VP, Sales at OpenText, on November 8, 2021 to certain distributors and contacts of OpenText.

Subject: OpenText to Acquire Zix Corporation, Inc.

Dear [contact first name],

Today we announced our intention to acquire Zix, a leader in SaaS-based email encryption, threat protection and compliance cloud solutions for Small and Medium-sized Businesses (SMBs). As stated in the press release, the transaction will proceed by way of tender offer, expected to close by end of calendar year.

This acquisition will extend the existing Carbonite + Webroot Cyber Resilience portfolio with complementary products and feature capabilities, while expanding our MSP community. In addition, Zix is one of nine managed Microsoft Cloud Solution Providers in North America

Upon close of the acquisition, I look forward to discussing more details about our go-forward operating model with you.

Sincerely,

Jody

[Standard email signature]